EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratios)

	For the	For the Years Ended December 31,
	Nine
	Months
	Ended
	September
	30, 2017	2016	2015	2014	2013	2012
Earnings:
Income before income taxes	$1,308.4	$1,841.8	$1,778.6	$1,810.0	$1,660.9	$1,659.6
Add: Dividends from affiliates	3.2	10.4	10.8	12.6	17.2	13.4
Fixed charges	257.8	328.1	299.1	307.1	331.3	318.3
Total earnings	$1,569.4	$2,180.3	$2,088.5	$2,129.7	$2,009.4	$1,991.3
Fixed charges:
Interest expense (a)	$169.2	$209.7	$181.1	$177.2	$197.2	$179.7
Rent expense interest factor (b)	88.6	118.4	118.0	129.9	134.1	138.6
Total fixed charges	$257.8	$328.1	$299.1	$307.1	$331.3	$318.3
Ratio of earnings to fixed charges	6.09x	6.65x	6.98x	6.93x	6.07x	6.26x

(a)	Interest expense includes interest on third-party indebtedness.

(b)	The rent expense interest factor reflects an appropriate portion (one-third) of rent expense representative of interest.